                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 9

                            A. H. BELO CORPORATION
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                                (Name of Issuer)

               Series A Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

080555 10 5                                                       (CUSIP Number)
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         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 080555 10 5
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1.       Names of Reporting Person
         S.S. or I.R.S. Identification No.                  Dealey D. Herndon
         of Above Person                                    ###-##-####

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2.       Check the Appropriate Box                          (a)     [ ]
         if Member of a Group                               (b)     [ ]
         (See Instructions)

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3.       SEC Use Only

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4.       Citizenship or Place of
         Organization                                     United States

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                5.      Sole Voting Power                 2,364,270 (1) (2)
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Number of       6.      Shared Voting
Shares                  Power                                   - 0 -
Benefic-                --------------------------------------------------------
ially Owned     7.      Sole Dispositive
by Each                 Power                             2,364,270 (1) (2)
Reporting               --------------------------------------------------------
Person With     8.      Shared Dispositive
                        Power                                   - 0 -
                        --------------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                   2,364,270 (1) (2)

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10.      Check Box if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)                        [X]  See Item 4 below.

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11.      Percent of Class Represented
         by Amount in Row 9                               7.8% (3)

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12.      Type of Reporting Person                         IN
         (See Instructions)

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ITEM 1.
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         (a)     Name of Issuer:

                 A. H. Belo Corporation

         (b)     Address of Issuer's Principal Executive Offices:

                 Communications Center
                 Young and Houston Streets
                 Dallas, Texas  75265

ITEM 2.
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         (a)     Name of Person Filing:

                 Dealey D. Herndon

         (b)     Address of Principal Business Office, or if none,

                 Residence:

                 Herndon, Stauch & Associates
                 322 Congress Avenue
                 Austin, Texas  78701

         (c)     Citizenship:

                 United States

         (d)     Title of Class of Securities:

                 Series A Common Stock, par value $1.67 per share

         (e)     CUSIP Number:

                 080555 10 5

ITEM 3.
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        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                 <
         (a)     [ ]      Broker or Dealer registered under section 15 of the Act
         (b)     [ ]      Bank as defined in section 3(a)(6) of the Act
         (c)     [ ]      Insurance Company as defined in section 3(a)(19) of the Act
         (d)     [ ]      Investment Company registered under section 8 of the Investment Company Act
         (e)     [ ]      Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f)     [ ]      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                          Retirement Income Security Act of 1974 or Endowment Fund; see Section  240.13d-1(b)(1)(ii)(F)
         (g)     [ ]      Parent Holding Company, in accordance with Section  240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
         (h)     [ ]      Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:                 2,364,270 (1) (2)
                                           -------------------------------------

         (b)     Percent of Class:                               7.8% (3)
                                  ----------------------------------------------

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(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number. On June 9, 1995, the Series A and Series B Common Stock of the Issuer split 2-for-1.

(2) Does not include 48,760 Series A shares owned by Mrs. Herndon's husband, 49,228 Series A shares and 49,228 Series B shares that Mrs. Herndon holds as Trustee, 23,370 Series A shares and 7,090 Series B shares held in trust for the benefit of one of Mrs. Herndon's sons, as to all of which shares Mrs. Herndon disclaims beneficial ownership.

         (3) Pursuant to Rule 13d-3(d)(1)(i), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares into which Series B shares held by others than the Reporting Person are convertible.
                 Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 6.2% of the outstanding Series A shares.

         (c)     Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:
                            2,364,270 (1)(2)
                          --------------------

                  (ii)    shared power to vote or to direct the vote:
                                  -0-
                          --------------------

                 (iii)    sole power to dispose or to direct the disposition
                          of:              2,364,270 (1) (2)
                             ---------------------------------------------------

                  (iv)    shared power to dispose or to direct the disposition
                          of:                    -0-
                             ---------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. (See Footnote 3 above.)

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                /s/ Dealey D. Herndon
Dated:  February 1, 1996                        --------------------------------
                                                Dealey D. Herndon